Exhibit 99.1

Catalyst enters into Restructuring and Support Agreement

RICHMOND, BC, March 12, 2012 /CNW/ - Catalyst Paper Corporation announced today that the company has entered into an agreement (the Agreement) with certain holders of its 11% senior secured notes due 2016 (Senior Secured Notes) and 7 3/8% senior notes due 2014 (Senior Notes) with respect to a plan of arrangement under the Companies' Creditors Arrangement Act (CCAA). The company filed for protection under the CCAA on January 31, 2012.

Catalyst Paper and its Board of Directors believe that entering into the Agreement and the restructuring transactions set out in the Agreement that will form the basis of Catalyst's plan of arrangement are the best alternative available to the company and its noteholders, shareholders and other stakeholders.  The proposed plan of arrangement will address Catalyst's current debt level, preserve jobs and preserve Catalyst's business as a going concern for the benefit of all stakeholders and the communities in which Catalyst operates.

"The proposed plan of arrangement provides the opportunity to reposition Catalyst Paper for the future at this very challenging time for the entire paper and pulp industry," said Kevin J. Clarke, President and Chief Executive Officer. "There are many interested parties involved and we are continuing to work hard to address the requirements that will enable us to finalize this transaction in a timely and effective manner."

The Agreement, which requires its signatories to support the restructuring transactions described therein by, among other things, agreeing to vote in favour of the proposed plan of arrangement, has been signed by (a) holders of Senior Secured Notes holding approximately US$164 million aggregate principal amount of outstanding Senior Secured Notes  and (b) holders of Senior Notes holding approximately US$34.5 million aggregate principal amount of outstanding Senior Notes.  The company expects additional holders of Senior Secured Notes and Senior Notes to sign the Agreement and agree to vote in favour of and support the plan of arrangement.

Implementation of the plan of arrangement will be subject to requisite approval by holders of  the Senior Secured Notes and holders of the Senior Notes and other creditors at  meetings to be held to consider the arrangement, the approval of the Supreme Court of British Columbia and receipt of all necessary regulatory approvals. The Agreement provides that in the event a plan of arrangement is not approved by the requisite voting threshold, the company will commence a sale transaction in accordance with certain agreed sale and investor solicitation procedures. The Agreement is subject to termination in certain circumstances, including if a new labour agreement with all union locals at the company's Canadian mills has not been ratified.

The specific terms of the Agreement include:

•     Catalyst Paper's US$390.4 million aggregate principal amount of outstanding Senior Secured Notes will be exchanged for:

•     US$325 million aggregate principal amount of new 11% first lien notes (the New Notes), the terms of which are described below;

•     80% of the company's common shares (subject to dilution from common shares issued to holders of warrants, as described below); and

•     new first lien coupon notes (the Coupon Notes) in a principal amount equal to accrued and unpaid interest under the Senior Secured Notes to the effective date of the arrangement, the terms of which are described below.

•     Catalyst Paper's US$250 million aggregate principal amount of Senior Notes and all existing unsecured non-priority claims against the company that have not been otherwise satisfied (General Claims) will be exchanged for:

•     20% of the company's common shares (subject to dilution from common shares issued to holders of warrants); and

•      warrants which will be exercisable, on a cashless basis, to acquire up to 15% of the fully diluted common shares of the company as of the effective date of the plan of arrangement at an exercise price aggregate equity value of $111.7 million, for up to four years from the effective date of the plan of arrangement;

•      holders of General Claims in an amount under a dollar threshold to be specified (or who agree to reduce their claim to such threshold amount) will receive cash up to a certain percentage of such holder's General Claim unless they elect to receive the common shares and warrants described above, provided that the aggregate amount of cash payable to such holders shall not exceed $2.5 million.

•      All existing common shares, as well as options, warrants, rights or similar instruments, will be cancelled and extinguished for no consideration.

•      A new Board of Directors will be appointed as part of the transaction.

The New Notes will have substantially the same terms and conditions as the company's existing Senior Secured Notes with certain exceptions including:

•      the maturity date of the New Notes will be the earlier of (i) six months after the end date of the new labour agreements and (ii) December 16, 2017, provided that the maturity date will never be earlier than December 16, 2016;

•      interest on the New Notes will be payable semi-annually in cash at an annual interest rate of 11% or, at the option of company, interest may be partially paid in kind, but if that option is taken for any semi-annual interest payment, interest for that payment will be calculated at an annual rate of 13% with 7.5% being paid in cash and 5.5% being paid in kind through the issuance of additional New Notes;

•      security will be all collateral securing the Senior Secured Notes, plus certain Excluded Assets (as defined in the indentures governing the Senior Secured Notes) where the consent of a third party is not required to charge such Excluded Assets;

•      the New Notes will have an annual cash flow sweep, subject to a minimum liquidity threshold.  Any amounts paid to holders of the New Notes from the cash flow sweep will be used to pay down the principal amount of the New Notes at par value;

•      the company will be able to issue up to an additional US$75 million in principal amount of New Notes, subject to the consent of holders of 75% in principal amount of New Notes if the company's secured debt to EBITDA ratio, pro forma for the issuance of the additional New Notes, exceeds 3.0 times; and

•      the company will be able to repurchase the New Notes for 103% of their principal amount until December 15, 2013 and 100% thereafter.

The Coupon Notes will have the same terms as the New Notes except:

•      no interest will be payable on the Coupon Notes; and

•      the Coupon Notes will have a quarterly cash flow sweep, subject to a minimum liquidity threshold.  Any amounts paid to holders of the Coupon Notes from the cash flow sweep will be used to pay down the principal amount of the Coupon Notes at par value.

The company's Board of Directors, supported by a recommendation of an independent committee of the Board, is unanimously recommending that all holders of Senior Secured Notes and Senior Notes and other creditors support the plan of arrangement.

Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as the company's legal counsel and Perella Weinberg Partners is acting as the company's financial advisor with respect to the recapitalization. Akin Gump Strauss Hauer & Feld LLP and Fraser Milner Casgrain LLP are acting as counsel to certain of the holders of Senior Secured Notes and Moelis & Company is acting as financial advisor to such noteholders with respect to the recapitalization. Goodmans LLP and Kramer Levin LLP are acting as counsel to certain of the holders of Senior Secured Notes and Senior Notes and Houlihan Lokey Capital, Inc. is acting as financial advisor to such noteholders with respect to the recapitalization.

Details of the plan of arrangement will be provided in an information circular expected to be distributed to holders of the Senior Secured Notes and Senior Notes and to other creditors in April, 2012.

Further information is contained in the Agreement, a copy of which will be available on SEDAR (www.sedar.comff), EDGAR (www.sec.gov) and the company's web page (www.catalystpaper.com). Investors who have questions about the plan of arrangement may contact Nancy Turner of Perella Weinberg Partners, the financial advisor for Catalyst Paper, at 415-671-4550.

This press release is not an offer to sell or the solicitation of an offer to buy the New Notes, the Coupon Notes or the new common shares and warrants to be issued in connection with the plan of arrangement. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the plan of arrangement and the benefits to the company of the plan of arrangement, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approval, failure to obtain the requisite approvals of holders of the Senior Secured Notes and Senior Notes and other creditors, failure by any union locals at Catalyst's Canadian mills to ratify the new labour agreement and those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011, available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 08:00e 12-MAR-12